

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2022

Mark J. Bulanda
President
Emersub CX, Inc.
c/o Emerson Electric Co.
8000 West Florissant Avenue
St. Louis, MO 63136

> **Re: Emersub CX, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed on March 18, 2022**
> **File No. 333-262106**

Dear Mr. Bulanda:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 10, 2022 letter.

Amendment No. 2 to Registration Statement on Form S-4

A significant portion of our revenue will be attributable to operations outside the United States..., page 42

1. To the extent material, please disclose the risk that you may suffer reputational damage arising from your ongoing operations in Russia given Russia's invasion of the Ukraine and the current conflict. Disclose that this could negatively impact the overall demand for your products or services and your results of operations. Additionally, disclose any known trends or uncertainties that have had or are reasonably likely to have a material impact on your liquidity, financial position, or results of operations as a result of the conflict.

Our software research and development initiatives, our customer relationships, and our customers' operations could be compromised..., page 46

2.   Disclose the risk of potential cyberattacks by state actors as a result of Russia's ongoing conflict with Ukraine and whether you have taken actions to mitigate such potential cyberattacks.

Adjusted Projected Synergies and Pro Forma Projections, page 83

3.   We note your response to prior comment 4. Please clarify that your disclosure of the Adjusted Projected Synergies reflects quantitative and qualitative data points that were derived from the proprietary data and experience of both Emerson management and AspenTech management and that the Adjusted Projected Synergies were driven in part by the financial and operational data of the expected transformation of the business model of the Emerson Industrial Software Business following the completion of the transactions and its integration into the AspenTech business.

    You may contact Lisa Etheredge, Senior Staff Accountant, at (202) 551-3424 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Faller, Staff Attorney, at (202) 551-4438 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Phillip R. Mills